MOUNTAIN NATIONAL BANCSHARES, INC.
300 East Main Street
Sevierville, Tennessee 37862
August 23, 2005
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Mountain National Bancshares, Inc. Registration Statement on Form S-3
File No. – 333-126575
Ladies and Gentlemen:
     Pursuant to the requirements of Rule 477 of the Securities Act of 1933, as amended, Mountain National Bancshares, Inc. (the “Company”) hereby requests that the Commission consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-126575) filed on July 13, 2005 (the “Registration Statement”).
     The Company is withdrawing the Registration Statement because the Company has extended the date upon which the warrants related to the shares registered on the Registration Statement become initially exercisable and it is not necessary to have a registration statement for such shares effective until such time as the warrants are exercisable.
     Please forward copies of the Order consenting to the withdrawal of the Registration Statement to the undersigned at Mountain National Bancshares, Inc., 300 East Main Street, Sevierville, Tennessee 37862, and to Bob F. Thompson, Bass, Berry & Sims PLC, 315 Deaderick Street, Suite 2700, Nashville, Tennessee 37238.
     If you have any questions regarding this letter, please contact the undersigned or our counsel, Bob F. Thompson of Bass, Berry & Sims PLC at (615) 742-6262.
Sincerely,
/s/ Michael Brown
Michael Brown
Executive Vice President –
Chief Operating Officer